UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PATRIOT TRANSPORTATION HOLDING, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

70338W105

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1.

Names of Reporting Persons

John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965 the separate trust for John D. Baker II created under

the Cynthia L. Baker Trust U/A/D April 30, 1965.

2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 371,158 (1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 371,158(1)
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 371,158(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%(1)
14.	Type of Reporting Person (see Instructions) OO

(1) As of January 10, 2023.

SCHEDULE 13D
CUSIP No. 70338W105	Page 3 of 10

15.	Names of Reporting Persons John D. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
16.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
17.	SEC Use Only
18.	Source of Funds (See Instructions) OO; PF
19.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
20.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	21.	Sole Voting Power 149,288 (1)
	22.	Shared Voting Power 412,809(1)
	23.	Sole Dispositive Power 149,288(1)
	24.	Shared Dispositive Power 412,809(1)
25.	Aggregate Amount Beneficially Owned by Each Reporting Person 563,360(1)
26.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
27.	Percent of Class Represented by Amount in Row (11) 16.2%(1)
28.	Type of Reporting Person (see Instructions) IN

(1) As of January 10, 2023.

SCHEDULE 13D
CUSIP No. 70338W105	Page 4 of 10

29.	Names of Reporting Persons Edward L. Baker II the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
30.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
31.	SEC Use Only
32.	Source of Funds (See Instructions) OO
33.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
34.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	35.	Sole Voting Power 32,433 (1)
	36.	Shared Voting Power 371,158(1)
	37.	Sole Dispositive Power 32,433(1)
	38.	Shared Dispositive Power 371,158(1)
39.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,591(1)
40.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
41.	Percent of Class Represented by Amount in Row (11) 11.6%(1)
42.	Type of Reporting Person (see Instructions) IN

(1) As of January 10, 2023.

SCHEDULE 13D
CUSIP No. 70338W105	Page 5 of 10

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the common stock, par value $0.10 per share (“Common Stock”) of Patriot Transportation Holding, Inc., a Florida corporation (the “Issuer”) and is being filed to amend the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on February 9, 2015 by the Trust FBO John D. Baker II U/A Cynthia L. Baker Trust dated 4/30/1965 (the “JDB Trust”), John D. Baker II and Edward L. Baker II (the “Original Schedule 13D”).

This Amendment No. 1 is being filed in relation to increases in John D. Baker II’s beneficial ownership related to (i) the administration of Edward L. Baker’s estate, of which John D. Baker has been appointed as co-executor, (ii) the issuance of Common Stock awards to Mr. Baker in accordance with the Issuer’s director compensation policy, and (iii) various acquisitions of Common Stock by Mr. Baker in open market transactions since the date of the Original Schedule 13D.

This Amendment No. 1 amends Items 2, 3, 4 and 5 of the Original Schedule 13D as follows:

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) is amended and restated in its entirety as follows:

(c)	John D. Baker II is the Chief Executive Officer and Chairman of the Board of Directors of FRP Holdings, Inc. The principal executive office of FRP Holdings, Inc. is located at 200 W. Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

Edward L. Baker II is the President of Blue Water Industries. The principal executive office of Blue Water Industries is located at 200 W. Forsyth Street, 12th Floor, Jacksonville, Florida 32202.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated in its entirety as follows:

Except as set forth herein, the each of the Reporting Persons acquired all shares of Common Stock reported in this statement as a result of the spin-off (“Spin-off”) of the Issuer by FRP Holdings, Inc., a Florida corporation ("FRP") on January 30, 2015, wherein FRP distributed, by way of a dividend, all of the shares of Common Stock of the Issuer to its shareholders of record as of January 9, 2015 (the "Record Date"). Shareholders of FRP on the Record Date received one share of the Issuer's Common Stock for every three shares of FRP common stock held.

Between the date of the Original Schedule 13D and August 19, 2022, John D. Baker II purchased a total of 63,314 shares of Common Stock in open market transactions using personal funds. No individual transaction or series of related transactions constituted the acquisition of one percent or more of the Common Stock. The table below sets forth additional detail regarding such purchases.

Transaction Date(s)	No. Shares Acquired	% of Common Stock Outstanding
05/10/2022-08/29/2022	21,909	0.63%
01/31/2020-04/06/2020	21,419	0.63%
02/04/2019-09/12/2019	2,295	0.07%
05/07/2018-12/14/2018	1,458	0.04%
06/07/2017-06/09/2017	10,000	0.30%
05/06/2016-06/14/2016	6,233	0.19%
SCHEDULE 13D
CUSIP No. 70338W105	Page 6 of 10

On May 10, 2022, John D. Baker II was awarded 3,084 shares of Common Stock pursuant to the Issuer’s director compensation policy.

Following Edward L. Baker’s passing on April 28, 2022, John D. Baker II was appointed as co-executor of Mr. Baker’s estate, and as a result, is deemed to have shared voting and investment power with respect to 41,651 shares of Common Stock held by Mr. Baker’s estate.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety as follows:

The JDB Trust and Edward L. Baker II acquired all shares of Common Stock reported in this statement as a result of the Spin-off. John D. Baker II acquired all shares of Common Stock reported in this statement (i) as a result of the Spin-off, (ii) in connection with the Issuer’s director incentive compensation policies and plans, (iii) by purchasing shares in open market transactions using personal funds, or (iv) as a result of the administration of the estate of Edward L. Baker. Each Reporting Person currently intends to hold such shares for investment purposes. John D. Baker II serves as a director of the Issuer and will continue to participate in and receive awards granted to directors under the Issuer’s incentive compensation policies for as long as he serves as a director of the Issuer.

Other than as set forth in this statement, no Reporting Person has present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated in items (a)-(i) above.

The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases,

SCHEDULE 13D
CUSIP No. 70338W105	Page 7 of 10

private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are amended and restated in their entireties as follows:

(a)	As of January 10, 2023, the Reporting Persons collectively beneficially owned an aggregate of 595,793 shares of Common Stock, constituting 17.1% of the Common Stock outstanding.

As of January 10, 2023, John D. Baker II beneficially owned an aggregate of 563,360 shares, constituting 16.17% of the Common Stock outstanding. This calculation includes: (i) 371,158 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; (ii) 4,000 shares that he holds directly; (iii) 141,947 shares held in his Living Trust; (iv) 3,341 shares held in retirement accounts; (v) 1,263 shares held by his wife's Living Trust, as to which he disclaims beneficial ownership; and (vi) 41,651 shares held by the estate of Edward L. Baker, of which Mr. Baker and Thompson S. Baker II are co-executors and as to which Mr. Baker disclaims beneficial ownership.

As of January 10, 2023, Edward L. Baker II beneficially owned an aggregate of 403,591 shares, constituting 11.6% of the Common Stock outstanding. This calculation includes: (i) 371,158 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II and as to which Mr. Baker disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (ii) 32,433 shares held in his Living Trust.

(b)	As of January 10, 2023, the JDB Trust had sole voting and dispositive power with respect to the 371,158 shares of Common Stock held by the JDB Trust and no shared voting or dispositive power.

As of January 10, 2023, John D. Baker II had sole voting and dispositive power with respect to 149,288 shares of Common Stock, which includes: (i) 4,000 shares that he holds directly; (ii) 141,947 shares held in his Living Trust; and (iii) 3,341 shares held in his retirement accounts; and Mr. Baker had shared dispositive power with respect to 412,809 shares of Common Stock, which includes the 371,158 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with Edward L. Baker II, and 41,651 shares held by the estate of Edward L. Baker, of which Mr. Baker serves as co-executor with Thompson S. Baker II.

As of January 10, 2023, Edward L. Baker II had sole voting and dispositive power of 32,433 shares that he holds in his living trust; and Mr. Baker had shared dispositive power with respect to the 371,158 shares held by the JDB Trust, of which Mr. Baker serves as co-trustee with John D. Baker II.

SCHEDULE 13D
CUSIP No. 70338W105	Page 8 of 10

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Joint Filing Agreement
SCHEDULE 13D
CUSIP No. 70338W105	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: January 25, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: January 16, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: January 25, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.
BAKER TRUST DATED 4/30/1965

SCHEDULE 13D
CUSIP No. 70338W105	Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the dates set forth below.

Date: January 16, 2023	/s/ John D. Baker II
JOHN D. BAKER II

Date: January 25, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II

Date: January 16, 2023	/s/ John D. Baker II
JOHN D. BAKER II, AS CO-TRUSTEE OF THE TRUST
FBO JOHN D. BAKER II U/A CYNTHIA L. BAKER
TRUST DATED 4/30/1965

Date: January 25, 2023	/s/ Edward L. Baker II
EDWARD L. BAKER II, AS CO-TRUSTEE OF THE
TRUST FBO JOHN D. BAKER II U/A CYNTHIA L.
BAKER TRUST DATED 4/30/1965